SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Announcement: 22 June 2020

BT Group plc

(Translation of registrant's name into English)

BT Group plc
81 Newgate Street
London
EC1A 7AJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

22 June 2020

BT Group plc

Confirmation of Directors' 2020 long-term incentive awards

Subject to shareholder approval at the Annual General Meeting 2020 of the new Directors' Remuneration Policy ("Policy") and the new Restricted Share Plan ("RSP"), the BT Remuneration Committee ("Committee") will grant the first RSP award for executive directors in August 2020 at a reduced level.

Under the new Policy, RSP awards will normally be granted at 200% of salary. In the Report on Directors' Remuneration in the Annual Report 2020 published on 21 May 2020, it was stated that the Committee would make a decision on the size of the first RSP award closer to the grant date but this would not exceed 175% of salary.  It was further advised that in determining the award level of the first RSP award, the Committee would consider BT's share price performance and feedback from consultations with some of our largest shareholders.

We are pleased to advise that the majority of shareholders we have consulted are supportive of the new Policy and the move to the RSP as our long-term incentive plan.  Following this consultation, and taking into account BT's share price performance over the last 12 months and the Board's decision to suspend and re-base future dividends, the Committee has determined that the first RSP award will be granted at 160% of salary for executive directors.  In addition to reducing the size of the award granted, the Committee will also look at the vesting outcomes of the first RSP award to assess whether any "windfall gains" have been realised as a result of any Covid-19 "bounce back".

We will make the required announcement confirming the RSP award grants in early August 2020.

ENDS

Enquires

Press office:
Tom Engel	Tel: +44 7947 711 959
Richard Farnsworth	Tel: +44 7734 776 317

Investor relations:
Mark Lidiard	Tel: 020 7356 4909

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Rachel Canham, Company Secretary
--------------------

Rachel Canham, Company Secretary.

Date 22 June 2020